DLA Piper LLP (US) 6225 Smith Avenue Baltimore, Maryland 21209-3600 T 410.580.3000 F 410.580.3001 W www.dlapiper.com

R.W. Smith, Jr. Jay.Smith@dlapiper.com T 410.580.4266 F 410.580.3266

December 6, 2012

via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Dietrich A. King

Re:	Teavana Holdings, Inc. Schedule 14C (Amendment No. 1) Filed December 5, 2012 File No. 001-35248

Ladies and Gentlemen:

This letter is provided on behalf of our client, Teavana Holdings, Inc. (“Teavana” or the “Company”) in response to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter from Mara L. Ransom dated December 6, 2012 with respect to the Company’s Preliminary Information Statement on Schedule 14C (the “Preliminary Information Statement”). The responses to the Staff’s comments are set forth below. In response to the Staff’s comments, we are filing today via EDGAR a revised information statement (the “Revised Information Statement”). For your convenience, your comments have been reproduced in bold below, together with Teavana’s responses.

Preliminary Information Statement on Schedule 14C

The Merger Agreement, page 42

Explanatory Note Regarding the Merger Agreement, page 42

1.

We note your response to comment 7 in our letter dated December 4, 2012, as well as the revisions to your disclosure. Notwithstanding these revisions, we remain concerned about the cautionary statements concerning the representations and warranties in the Merger Agreement in the fourth and fifth sentences of the second paragraph on page 42. As previously requested, please revise these sentences to

U.S. Securities and Exchange Commission December 6, 2012 Page 2

eliminate any implication that your stockholders cannot rely on the representations and warranties for disclosure purposes.

Response:

In response to the Staff’s comment, Teavana has revised disclosure in the Preliminary Information Statement regarding the cautionary statements concerning the representations and warranties in the Merger Agreement to remove the fourth and fifth sentences of the second paragraph on page 42.

Fairness Opinion of Piper Jaffray, page C-3

2.	We note your response to comment 8 in our letter dated December 4, 2012. As previously requested, please remove the reliance limitations in the second sentence of the third paragraph of page C-3.

Response:

The limitation referred to by the Staff has been deleted from the Piper Jaffray opinion, and the Piper Jaffray opinion, reflecting such deletion, is included as Annex C to the Revised Information Statement.

*     *     *     *

In connection with responding to the Staff’s comments and the filing of the Revised Information Statement, Teavana hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes made in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you very much for your attention to this matter. We hope that our responses to your comments address the issues raised in your letter and would be happy to discuss with you any remaining questions or concerns you may have. Please contact me at (410) 580-4266 should you have any questions concerning this letter or require further information.

Sincerely,

/s/ R.W. Smith, Jr.

R.W. Smith, Jr.

DLA PIPER LLP (US)